SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 30 May, 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	US DOLLAR REPORTING dated 30 May 2008

99.1

30 May 2008

IHG ANNOUNCES CHANGE OF REPORTING CURRENCY TO US DOLLARS

InterContinental Hotels Group
 PLC
 ("IHG") intends to
 change the
 reporting currency
 of its Group
 accounts
 from sterling to US dollars,
reflecting the profile of revenue and operating profit, which are now primarily generated in US dollars or
US dollar-
linked currencies
.

The change will be effective from the results for the six months to 30 June 2008 which will be reported on 12 August
 2008
 in US dollars
.

All comparatives will be restated in US dollars.

As a consequence of this change, f
uture dividends will be
determined
 in US dollars.

Sterling dividends, translated at the prevailing exchange rate when the dividend is declared, will continue to b
e paid to all shareholders who currently receive a sterling dividend.
  Dollar dividends will continue to be paid to ADR holders who currently receive a dollar dividend.

IHG, which is registered and has its headquarters in
England
, will maintain its primary listing on the London Stock Exchange, with the shares quoted in sterling.

It will also maintain its ADR listing on the New York Stock Exchange, with the American Depositary Receipts quoted in US dollars.

Unaudited pro forma
full year
 Group
 income statement, balance sheets and cashflows for the financial years ending 31 December 2006 and 31 December 2007 have been restated in US dollars and
 are presented below
and, together with t
he

restated
unaudited proforma Group
 quarterly
income statements, balance she
ets and cashflows
for the first quarter ending 31 March 2008
,
are
available to download at

www.ihg.com/investors
.

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1753 410 176
Media Affairs (L eslie McGibbon) :	+44 (0) 1753 410 425
+44 (0) 7808 094 471

Notes to Editors:

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is one of the world's largest hotel groups by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, almost 4,000 hotels and more than 5
90
,000 guest rooms in nearly 100 countries and territories around the world
.
  The Group owns a portfolio of well recognised and respected hotel brands including InterContinental
®
 Hotels & Resorts, Crowne Plaza
®
 Hotels & Resorts, Holiday Inn
®
 Hotels and Resorts, Holiday Inn Express
®
, Staybridge Suites
®
, Candlewood Suites
®
 and Hotel Indigo
®
, and also manages
the world's largest hotel loyalty programme, Priority Club
®
Rewards
with over 37 million members worldwide.

IHG pioneered the travel industry's first collaborative response to environmental issues as founder of the International Hotels and Environment Initiative (IHEI). The environment
and
 local communities remain at the heart of IHG's global corpor ate responsibility focus. IHG is
the first major hotel group to
 have measured the
 environmental and carbon footprints
 of hotels that operate under our brands globally and is in
the process of setting reduction targets.

With more than 1,600 hotels in its develop
ment pipeline, IHG needs to recruit
 around 150,000 people over the next few years to meet its global expansion plans.

InterConti
nental Hotels Group PLC is the G
roup's holding company and is incorporated in
Great Britain
 and registered in
England
 and
Wales
.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com
 and information for the Priority Club Rewards programme at
www.priorityclub.com
. For the latest news from IHG, visit our online Press Office at
www.ihg.com/media

InterContinental Hotels Group PLC
GROUP INCOME STATEMENT

	12 months ended 31 December 2007			12 months ended 31 December 2006
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$ m	$ m	$ m	$ m	$ m	$ m
Continuing operations

Revenue	1,771	-	1,771	1,446	-	1,446
Cost of sales	(825)	-	(825)	(653)	-	(653)
Administrative expenses	(377)	(14)	(391)	(331)	-	(331)
Other operating income and expenses	16	76	92	7	48	55
	____	____	____	____	____	____
	585	62	647	469	48	517
Depreciation and amortisation	(111)	(2)	(113)	(102)	-	(102)
	_____	_____	____	_____	_____	____

Operating profit	474	60	534	367	48	415
Financial income	18	-	18	48	-	48
Financial expenses	(108)	-	(108)	(68)	-	(68)
	____	____	____	____	____	____

Profit before tax	384	60	444	347	48	395

Tax	(84)	60	(24)	(76)	173	97
	____	____	____	____	____	____

Profit for the period from continuing operations	300	120	420	271	221	492

Profit for the period from discontinued operations	11	32	43	36	226	262
	____	____	____	____	____	____
Profit for the period attributable to the equity holders of the parent	311	152	463	307	447	754
	====	====	====	====	====	====
Earnings per ordinary share
Continuing operations:
Basic			131.3			126.5
Diluted			127.7			123.3
Adjusted	93.8			69.7
Total operations:
Basic			144.7			193.8
Diluted			140.7			189.0
Adjusted	97.2			78.9
	====		====	====		====

InterContinental Hotels Group PLC
GROUP CASH FLOW STATEMENT

	2007 12 months ended 31 December	2006 12 months ended 31 December
	$m	$ m

Profit for the period	463	754
Adjustments for:
Net financial expenses	90	20
Income tax charge /(credit)	30	(76)
Gain on disposal of assets, net of tax	(32)	(226)
Exceptional operating items before depreciation	(62)	(48)
Depreciation and amortisation	116	118
Equity settled share-based cost, net of payments	48	26
Other non-cash items	(4)	-
	_____	_____
Operating cash flow before movements in working capital	649	568
Increase in trade and other receivables	(30)	(57)
Increase in trade and other payables	52	18
Retirement benefit contributions, net of charge	(66)	-
	_____	_____
Cash flow from operations	605	529
Interest paid	(84)	(61)
Interest received	18	44
Tax paid on operating activities	(74)	(79)
	_____	_____
Net cash from operating activities	465	433
	_____	_____
Cash flow from investing activities
Purchases of proper ty, plant and equipment	(114)	(160)
Purchase of intangible assets	(40)	(42)
Purchases of associates and other financial assets	(32)	(15)
Acquisition of subsidiary, net of cash acquired	-	(11)
Disposal of assets, n et of costs and cash disposed of	97	1,140
Proceeds from associates and other financial assets	114	228
Tax paid on disposals	(64)	(11)
	_____	_____
Net cash from investing activities	(39)	1,129
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	32	37
Purchase of own shares	(162)	(478)
Purchase of own shares by employee share trusts	(138)	(86)
Proceeds on release of own shares by employee share trusts	21	35
Dividends paid to shareholders	(1,524)	(1,031)
Dividends paid to minority interests	-	(2)
Increase/(decrease) in borrowings	1,108	(316)
	_____	_____
Net cash from financing activities	(663)	(1,841)
	_____	_____

Net movement in cash and cash equivalents in the year	(237)	(279)
Cash and cash equivalents at beginning of the year	351	559
Exchange rate effects	(9)	71
	_____	_____
Cash and cash equivalents at end of the year	105	351
	=====	=====

InterContinental Hotels Group PLC
GROUP BALANCE SHEET

	2007 31 December	2006 31 December
	$ m	$ m
ASSETS
Property, plant and equipment	1,934	1,956
Goodwill	221	214
I ntangible assets	335	302
Investment in associates	65	63
Retirement benefit assets	65	-
Other financial assets	188	188
	_____	_____
Total non-current assets	2,808	2,723
	_____	_____
Inventories	6	6
Trade and other receivables	472	465
Current tax receivable	109	45
Cash and cash equivalents	105	351
Other financial assets	18	25
	_____	_____
Total current assets	710	892

Non-current assets classified as held for sale	115	98
	______	______
Total assets	3,633	3,713
	=====	=====
LIABILITIES
Loans and other borrowings	(16)	(20)
Trade and other payables	(784)	(788)
Current tax payable	(426)	(453)
	_____	_____
Total current liabilities	(1,226)	(1,261)
	_____	_____
Loans and other borrowings	(1,748)	(594)
Retirement benefit obligations	(111)	(139)
Trade and other payables	(279)	(214)
Deferred tax payable	(165)	(155)
	_____	_____
Total non-current liabilities	(2,303)	(1,102)

Liabilities classified as held for sale	(6)	(4)
	_____	_____
Total liabilities	(3,535)	(2,367)
	=====	=====
Net assets	98	1,346
	=====	=====
EQUITY
Equity share capital	163	129
Capital redemption reserve	10	8
Shares held by employee share trusts	(83)	(33)
Other reserves	(2,918)	(2,914)
Unrealised gains and losses reserve	38	53
Currency translation reserve	233	209
Retained earnings	2,649	3,878
	______	______
IHG shareholders' equity	92	1,330
Minority equity interest	6	16
	______	______
Total equity	98	1,346
	=====	=====

1 .	Revenue
		2007 12 months ended 31 December	2006 12 months ended 31 December
		$ m	$ m
	Continuing operations
	Americas (note 3 )	902	778
	EMEA (note 4 )	492	363
	Asia Pacific (note 5 )	260	204
	Central	117	101
		____	____
		1,771	1,446

	Discontinued operations	79	319
		____	____
		1,850	1,765
		====	====

2 .	Operating profit
		2007 12 months ended 31 December	2006 12 months ended 31 December
		$ m	$ m
	Continuing operations
	Americas (note 3 )	440	395
	EMEA (note 4 )	134	69
	Asia Pacific (note 5 )	63	52
	Central	(163)	(149)
		____	____
		474	367
	Exceptional operating items	60	48
		____	___
		534	415
	Discontinued operations	17	57
		____	___
		551	472
		====	===

3 .	Americas
		2007 12 months ended 31 December	2006 12 months ended 31 December
		$m	$m
	Revenue
	Owned & leased	257	192
	Managed	156	143
	Franchised	489	443
		____	____
	Continuing operations	902	778
	Discontinued operations - Owned & leased	62	74
		____	____
	Total	964	852
		====	====

	Operating profit
	Owned & leased	40	22
	Managed	41	50
	Franchised	425	382
	Regional overheads	(66)	(59)
		____	____
	Continuing operations	440	395
	Discontinued operations - Owned & leased	16	12
		____	____
	Total	456	407
		====	====

4.	EMEA
		2007 12 months ended 31 December	2006 12 months ended 31 December
		$ m	$ m
	Revenue
	Owned & leased	244	169
	Managed	167	131
	Franchised	81	63
		____	____
	Continuing operations	492	363
	Discontinued operations - Owned & leased	17	245
		____	____
	Total	509	608
		====	====
	Operating profit
	Owned & leased	33	(7)
	Managed	87	68
	Franchised	58	44
	Regional overheads	(44)	(36)
		____	____
	Continuing operations	134	69
	Discontinued operations - Owned & leased	1	45
		____	____
	Total	135	114
		====	====

5 .	Asia Pacific
		2007 12 months ended 31 December	2006 12 months ended 31 December
		$m	$m
	Revenue
	Owned & leased	145	131
	Managed	99	65
	Franchised	16	8
		____	____
	Total	260	204
		====	====
	Operating profit
	Owned & leased	36	31
	Managed	46	39
	Franchised	6	5
	Regional overheads	(25)	(23)
		____	____
	Total	63	52
		====	====

	All results relate to continuing operations.

6 .	Exchange rates

The results of overseas operations have been translated into
US dollars
 at the weighted average rates of exchange for the period. In the case of sterling
, the translation rate
is $1= £0.50
 (
2006

$1 = £0.54
). In the case of the euro, the translation rate
 is

$
1 = €
0.73
 (
2006

$1 = €0.80
).

Foreign currency denominated assets and liabilities have been translated into
US dollars
 at the rates of exchange on the
balance sheet date
. In the case of
sterling, the translation rate is $1=£0.50
 (
2006

$1 = £0.51)
. In the case of the euro, the
 translation rate is $1 = €0.68
 (
2006

$1 = €0.76
).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	30 May 2008